

June 1, 2011

Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

    Re: **Sustainable Environmental Technologies Corporation**
                Form 10-Q/A for the Quarter Ended September 30, 2010
                Filed May 2, 2011
                File No. 000-25488

Dear Mr. Glaser:

We have reviewed your response letter filed May 13, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q/A for the Quarter Ended September 30, 2010

Changes in Internal Control Over Financial Reporting, page 6

> We note your response to comment two in our letter dated May 6, 2011. Please confirm that, in addition to disclosing the nature of any material weakness in your internal control over financial reporting, that you will also disclose in future filings the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the period covered by the report. Also, confirm that you will disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon at (202) 551-3866, or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director